Rajiv Gupta Direct Dial: +65-6437-5467 Rajiv.Gupta@lw.com LATHAM & WATKINS llp	9 Raffles Place #42-02 Republic Plaza Singapore 048619 Tel: +65.6536.1161 Fax: +65.6536.1171 www.lw.com

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File No. 042844-0002
VIA EDGAR & FACSIMILE (202) 772-9368
Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Karl Hiller, Accounting Branch Chief Joanna Lam, Staff Accountant Lily Dang Ken Schuler, Mining Engineer

Re:	Sterlite Industries (India) Limited Form 20-F filed July 10, 2009 (“Form 20-F”) Form 20-F/A filed July 14, 2009 (“Form 20-F/A”) (File No. 001-33175)
Ladies and Gentlemen:
     On behalf of Sterlite Industries (India) Limited, a corporation incorporated under the laws of the Republic of India (the “Company”), set forth below are the Company’s responses to the Staff’s comments contained in Ms. Joanna Lam’s letter dated September 11, 2009. For the Staff’s convenience, the Staff’s comments are set forth in italics before each response.
Form 20-F for the Fiscal Year Ended March 31, 2009
Financial Statements
Note 2 — Significant Accounting Policies, page F-9
Impairment, page F-11
1.	We note you disclose on page 7 that “...BALCO suspended part of operations at its aluminum smelter...” and on page 21 that you “...ceased operations at one of your aluminum smelters at the Korba complex which may have a material adverse effect on your business and financial

October 15, 2009

LATHAM & WATKINS llp

performance...” However, it does not appear that any impairment charge related to these ceased operations has been recognized in your income statements for any of the three years presented.

Please tell us the amounts you have capitalized for these operations and explain how you reached your no impairment conclusion.

The Company respectfully advises the Staff that the Korba complex is part of BALCO and the suspension of aluminium smelter operations (referred to as the “Korba smelter”) referred to on page 7 relates to the same smelter referred on page 21. In future filings, the Company will revise the disclosure to clarify that the Korba smelter referred to at page 7 is the same as that referred to at page 21.

As of March 31, 2009, the carrying amount of plant and equipment in respect of this smelter was Rs. 519.4 million which represented approximately 0.32% of the Company’s total property, plant and equipment, and 1.23% and 1.76% of the Company’s operating and net income, respectively for the year ended March 31, 2009.

Consequent to the Company’s decision in January 2009, the Company significantly reduced its operations at this smelter and subsequently ceased all operations in June 2009.

The Company did not record an impairment loss as the undiscounted cash flows of Rs. 844.7 million mainly from the estimated salvage value, and from use of the smelter till it ceased operations in June 2009 exceeded the carrying amounts of the plant and equipment as of March 31, 2009. The salvage value was estimated based on the realizable value from disposition of the metals, comprising mainly of aluminum and iron, in the plant and equipment.

The realizable value of the Korba smelter is expected to be higher than the salvage value of the plant and equipment net of costs of sale.
Note 5 — Short-Term and Long-Term Investments, page F-18
2.	We note you disclose on this page a fair value balance as of March 31, 2009 of Rs. 186,302 million, versus on page F-45 under Note 28 a fair value of Rs. 137,741 million, for your trading securities. Please reconcile this inconsistency.

The Company respectfully advises the Staff that short-term investments and deposits of Rs. 186,302 million includes trading securities of Rs. 135,976 million and time deposits with maturity periods of 3 to 12 months of Rs. 50,326 million.

Fair value of trading securities of Rs. 137,741 million, disclosed under Note 28 on page F-45, consists of trading securities of Rs. 135,976 million, included under short-term investment and deposits as described in the preceding paragraph, and Rs. 1,765 million in respect of trading securities classified as restricted short-term investment as disclosed in Note 4 on page F-18.

In response to the Staff’s comment, the Company will revise in future filings the disclosure for fair value measurements as follows:

“Trading securities of Rs. 135,976 million and Rs. 1,765 million have been included under short-term investment and deposits, and restricted short-term investments, respectively.”

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LATHAM & WATKINS llp

Note 23 — Shared-Based Compensation Plans, page F-38
3.	We note your disclosure indicating that you offer to your employees the long term incentive plan (LTIP) through your parent Vedanta Resources. Tell us the LTIP adoption date and whether you or Vedanta is obligated to issue these awards. Since the exercise price of these awards is denominated in US dollars and your functional currency is Indian rupees, it appears that the value of these awards will vary not only in relation to changes in share price, but also to changes in the value of US dollars against Indian rupees. As a result, paragraph 33 and footnote 19 of SFAS 123 (R) may require liability accounting from issuance dates and remeasurement of fair value at the end of each reporting period for these awards.

Please provide your analysis of this issue pursuant to paragraph 33 and footnote 19 of SFAS 123 (R). If applicable and the differences are material, quantify the effects of financial statement restatement and the additional disclosures you propose to include in your filings. If you conclude that the error impact is not material to your financial statements, provide an analysis supporting your conclusion, following the guidance in SAB Topics 1:M and 1:N.

The Company respectfully advises the Staff that the LTIP was adopted in February 2004. The awards under the LTIP have been granted by Vedanta, the Company‘s parent. These awards were indexed to and are settled by issuance of Vedanta shares. Vedanta is obligated to issue the shares upon exercise of the awards. The functional currency of Vedanta is US dollars.

In accordance with the terms of the agreement between Vedanta and the Company, the grant date fair value of the awards, denominated in US dollars, is recovered by Vedanta from the Company through issuance of debit notes. In accordance with paragraph 33 of SFAS 123(R), “Share-Based Payment,” the Company concluded that the awards did not require liability accounting as these awards provide for a fixed exercise price in US dollars, which is Vedanta’s functional currency, and Vedanta is obligated to issue the shares upon exercise of the awards. The Company has recorded compensation expense, over the requisite service period, equal to the grant date fair value of the awards upon receiving the debit notes from Vedanta and a corresponding foreign currency monetary liability to Vedanta. The Company did not have an obligation and Vedanta did not have a contractual right to recover any changes in the fair value of the awards that occurred over the requisite service period and for changes in fair value that occurred from the end of the requisite service till settlement date. The outstanding foreign currency monetary liability has been translated to Indian Rupee at each balance sheet date till settlement and any resulting exchange difference has been recognized in determination of net income.

In response to the Staff’s comment, to clarify, the Company will revise in future filings the disclosure for LTIP as follows:

“The awards are indexed to and settled by Vedanta shares. The awards provide for a fixed exercise price denominated in Vedanta’s functional currency at 10 US cents per share. Vedanta is obligated to issue the shares. In accordance with the terms of agreement between Vedanta and the Company, the grant date fair value of the awards is recovered by Vedanta from the Company. The amount recovered by Vedanta has been recognized as compensation expense over the requisite service period of three years.”

October 15, 2009

LATHAM & WATKINS llp

Engineering Comments
Form 20-F/A for Fiscal Year Ending March 31, 2009
Strong pipeline of growth projects, page 21
4.	We note you disclose you have obtained coal block allocations of 112.2 million tons from the Ministry of Coal to support BALCO’s captive power plants at the Jharsuguda operations along with a long term coal linkage, and 31.5 million tons from the Madanpur Coal Block. Tell us the status of these coal block allocations (exploration , development or production) and whether you have reserves that may be reported for these properties under Industry Guide 7. In addition please modify your disclosure to clarify that a coal linkage is a long term supply contract for delivery of coal meeting specific contract specifications.

The status of the coal block allocations as disclosed in the Form 20-F and their ore reserve estimates are set forth below. The Company respectfully advises the Staff that the Company has relied on the ore reserves estimates provided by the Ministry of Coal for these coal block allocations and did not retain any outside consulting firm to conduct independent reviews of or otherwise verify the ore reserves estimates provided by the Ministry of Coal as the Company has not yet received all the regulatory approvals required to commence mine development activities. The proven and probable reserves of the coal block allocation can only be determined upon the completion of mine development activities. Further, the Company respectfully advises the Staff that it will, as requested, revise its future filings on Form 20-F to include the clarification that a coal linkage is a long-term supply contract for delivery of coal meeting specific contract specifications.

(a) HZL — 31.5 million tons

HZL was, together with a consortium of five other partners, jointly allocated coal blocks in the Madanpur Coal Block by the Ministry of Coal. HZL’s proportionate share of the coal block is 31.5 million tons and is expected to meet all the coal requirements of its captive power plants in the future.

At the time of the allocation, the Ministry of Coal estimated that the Madanpur Coal Block contains proven reserves of 174.5 million tons of coal with ash content ranging from 28.7% to 47.0% and with gross calorific values ranging from 3,865 kcal/kg to 5,597 kcal/kg.

The coal block is currently in the post-exploration but pre-development stage. HZL and its consortium of five partners have formed a joint venture company, Madanpur South Coal Company Ltd (“MSCCL”), to mine the coal block. MSCCL has submitted an application to the Government of Chhattishgarh for the grant of a 30-year mining lease which is currently pending. On June 16, 2008, the Ministry of Coal approved HZL’s mining plan although certain other approvals including environmental approval and forest clearance from the regulatory authorities are currently pending. The Company expects mine development activities to commence upon the receipt of all regulatory approvals.

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LATHAM & WATKINS llp

(b) BALCO — 211.0 million tons

BALCO was allocated a 211.0 million ton of coal block by the Ministry of Coal for use in its captive power plant.

At the time of the allocation, the Ministry of Coal estimated that the coal block allocated to BALCO contains proven reserves of 211.0 million tons of coal.

The coal block is currently in the post-exploration but pre-development stage. BALCO has submitted an application to the State Government and the Government of India for the grant of a 30-year mining lease which is currently pending. In October 2008, the Ministry of Coal approved BALCO’s mining plan although certain other approvals including environmental approval and forest clearance from the regulatory authorities are currently pending. The Company expects mine development activities to commence upon the receipt of all regulatory approvals.

(c) Sterlite Energy — 112.2 million tons

Stelite Energy was, together with five other companies, jointly allocated the coal blocks in the Rampia and Dip Side Rampia mines in the State of Orissa by the Ministry of Coal. Sterlite Energy’s proportionate share of the coal block is 112.2 million tons and it is intended that the coal will be used to support its 2,400 MW thermal coal-based power facility in Jharsuguda, Orissa.

At the time of the allocation, the Ministry of Coal estimated that the coal block contains reserves of 645.26 million tons of coal.

The coal block is currently in the pre-exploration stage. Sterlite Energy and its consortium of five partners have formed a joint venture company, Rampia Coal Mine and Energy Private Limited (“RCMEPL”), to develop and mine the coal block. On April 16, 2008, RCMEPL submitted an application to the Government of Orissa for the grant of a prospecting licence, or a licence for exploration, which is currently pending approval from the regulatory authorities. Once the licence for exploration is issued, RCMEPL will commence exploration activities in the coal block. Upon the completion of exploration activities, RCMEPL will apply for the grant of the mining lease and other regulatory approvals for the development and mining of the coal block.

Sterlite Energy has been separately allotted a coal linkage for the Jharsuguda project to meet the coal requirements of one of the 600 MW units of the 2,400 MW power facility. The arrangements for obtaining the coal requirement for the remaining three units are currently in progress.
Projects and Developments, page 44
5.	We note you have begun mining activity at the Kayar mine site with the intention of developing the property to produce 360,000 tons annually by the year 2010. Please disclose whether you have developed any geologic reports or feasibility studies to support your capital investment in this property. Also describe the status of this mining operation (exploration, development or production), and indicate whether you have established reserves for this property as of the date of your filing.

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LATHAM & WATKINS llp

In addition, tell us the extent to which you are able to quantify mineralized material for this property. Mineralized material is mineralization which has been delineated by appropriate drilling and/or underground sampling to establish continuity and support an estimate of tonnage and an average grade of the selected metals. Under SEC standards, such a deposit does not qualify as a reserve until a comprehensive evaluation, based upon unit costs, grade, recoveries, and other factors, concludes economic and legal feasibility. Mineralized material should only be reported as an in place tonnage and grade, and should not be disclosed as units of product, such as ounces of gold or pounds of copper.

HZL has signed a mining lease which expires on February 27, 2018. In January 2009, HZL obtained environmental clearance for an annual production of 350,000 tons. The Kayar mine is currently in the post-exploration but pre-development stage. HZL is in the process of obtaining surface land rights over the mine area. Once HZL has obtained the surface land rights, it will commence mine development activities.

The Company respectfully advises the Staff that HZL has retained SRK Consulting (UK) Limited (“SRK”) to conduct an independent review of its ore reserves at the Kayar mine as of March 31, 2009. However, proven and probable reserves of the Kayar mine are not currently available as HZL has not been able to commence mine development activities as it is still awaiting the approval of its application to obtain the surface land rights over the mine area.
As of March 31, 2009, the total estimated measured and indicated mineral resources were 2.3 million tons of ore with 0.289 million tons of zinc content at a grade of 12.58% and 0.043 million tons of lead content at a grade of 1.87% and 43 grams per ton of silver.
Projects and Developments, page 53
6.	We note that you are developing the Lanjigarh bauxite mines though a joint venture and that you currently source bauxite, which has been mined on Niyamgiri Hills in Lanjigarh on your mineral lease. Please describe the state of these mines (exploration, development or production) and disclose whether you have reserves as of the date of your filing.

The Company respectfully advises the Staff that pursuant to the order of the Supreme Court of India granted in November 2007, Orissa Mining Corporation Ltd (“OMC”), a company owned by the Government of Orissa, will own the mining lease to the bauxite mines at Niyamgiri Hills. The Company and OMC have set up a joint venture company, South West Orissa Bauxite Mining Private Limited, which will enter into an agreement with OMC for the operation of the bauxite mines. All the mined bauxite will be sold by OMC exclusively to the Company or its nominee for use in the Lanjigarh alumina refinery project.

The Company further advises the Staff that the bauxite mines are currently in the post-exploration but pre-development stage. Mine development has not commenced as OMC is awaiting forest clearance from the Ministry of Environment and Forests. The Company expects to commence mine development activities after the forest clearance is obtained.

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LATHAM & WATKINS llp

The Mineral Exploration Corporation Ltd, a company under the administrative control of the Ministry of Mines of the Government of India, has estimated that the total mineable ore reserves in the Niyamgiri deposit are approximately 76 million tons based on initial exploratory work conducted by it. The Company has not retained any outside consulting firm to conduct independent reviews of or otherwise verify the ore reserves estimates provided by the Mineral Exploration Corporation Ltd. As the Company does not own the mining lease to the bauxite mines, the Company has not included and does not intend to include ore reserves estimates of these mines in its Form 20-F.
*   *   *   *   *
     As requested by the Staff, we have attached to this letter as Annex A a statement from the Company as requested by the Staff.
     Please contact me at +65-6437 5467 if you have any questions or require additional information concerning the foregoing.

Respectfully submitted,
/s/ Rajiv Gupta

Rajiv Gupta of LATHAM & WATKINS LLP

Enclosure

cc:	Vinod Bhandawat Chief Financial Officer Sterlite Industries (India) Limited

Annex A
October 15, 2009
Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Karl Hiller, Accounting Branch Chief Joanna Lam, Staff Accountant Lily Dang Ken Schuler, Mining Engineer

Re:	Sterlite Industries (India) Limited Form 20-F filed July 10, 2009 (“Form 20-F”) Form 20-F/A filed July 14, 2009 (“Form 20-F/A”) (File No. 001-33175)
Ladies and Gentlemen:
     Sterlite Industries (India) Limited, a corporation incorporated under the laws of the Republic of India (the “Company”), in response to the Staff’s request in its comment letter dated September 11, 2009 with respect to the Company’s Form 20-F filed July 10, 2009 and Form 20-F/A filed July 14, 2009 (File No. 001-33175) (the “Filing”), hereby acknowledges as follows:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,
/s/ Vinod Bhandawat

Vinod Bhandawat Chief Financial Officer Sterlite Industries (India) Limited